August 13, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief
Brittany Ebbertt, Staff Accountant

Re:	SVB Financial Group

        Form 10-K for the Year Ended December 31, 2009

        Filed: March 1, 2010

        File No. 000-15637

Ladies and Gentlemen:

On behalf of SVB Financial Group (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 2, 2010, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 1, 2010 (File No. 000-15637) (the “2009 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

The Company recently filed with the Commission on August 6, 2010 its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (“Q2 10-Q Report”). Per the Company’s discussion with Mr. Vaughn on August 4, 2010, given the timing of when it received your letter and its process to finalize the Q2 10-Q Report, which included compliance with XBRL requirements for the first time, the Company has incorporated only certain of the requested additional disclosures in its Q2 10-Q Report as described below. The Company will incorporate all other requested additional disclosures in its Form 10-Q for the next fiscal quarter ending September 30, 2010 or its Form 10-K for the fiscal year ending December 31, 2010, as described below.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Item 7. Management’s Discussion and Analysis

Results of Operations

Provision for Loan Losses, page 53

1.	We note your gross loan charge-offs increased from $47.8 million to $143.6 million between December 31, 2008 and 2009, respectively. You disclose gross loan charge-offs in 2009 came primarily from your “hardware, software and life science client portfolios.”

Further, you disclose that gross loan charge-offs in 2009 “included $56.4 million of loans that were previously classified as nonperforming loans.” Please address the following:

a.	Tell us in more detail the reason for the significant increase in your gross loan charge-offs between 2008 and 2009, and please provide us with a specific breakdown of gross loan charge-offs for 2009 by loan category.

b.	Please provide more detailed disclosures related to significant fluctuations in gross loan charge-offs in future interim and annual filings, as appropriate including the breakdown of charge-offs by loan category.

c.	In your future filings, please revise to clearly identify the triggers for charge-offs by loan product.

(a) Like most businesses in the United States, the Company’s clients were affected by the significant economic downturn and the unstable financial markets in late 2008 and through 2009. Business and consumer spending declined and overall business activities slowed, including a significant slowdown in venture capital financing activity. Total venture funding for the first quarter of 2009 declined to an industry low since 1997. First quarter of 2009 total venture funding reached only 44% of first quarter of 2008 total venture funding. Such economic conditions adversely affected the business and financial performance of some of the Company’s borrower clients, which resulted in an increase in gross loan charge-offs for the Company between 2008 and 2009.

The increase in gross loan charge-offs between 2008 and 2009 was primarily attributable to:

•

Increase in charge-offs in the Company’s software, hardware and life science niches, specifically early-stage, venture-backed clients. Included in the Company’s software, hardware and life science client niches are early-stage companies that are highly dependent on financing from venture capital firms. When venture financing is not available, early stage companies, which generate little or no revenues on their own, will typically have limited cash resources on hand to fund its operations and may be forced to quickly seek sale or merger opportunities or if unsuccessful, to shut down.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

As a result of the decline in venture capital financing activity during the economic downturn, a number of the Company’s early-stage clients were depleted of cash, with little or no access to additional venture capital funding or viable exit opportunities, such as an initial public offering or sale opportunities. As such, they were forced to shut down and unable to service and/or paydown their borrowings from the Company.

During 2009, approximately 12% of the Company’s total gross loans were made to early-stage, venture-backed companies. In 2009, $64 million, or 44%, of the $144 million in total gross loan charge-offs for the year, was attributable to such early-stage clients, which reflects an increase of $43 million from 2008.

•

Non-performance of three specific loans. In 2009, approximately $47 million, or 33%, of the $144 million in total gross loan charge-offs for the year, were attributable to three loan clients. While the facts contributing to the nonperformance of each of these loans were specific to each borrower client, in general, these clients were adversely impacted by the economic downturn and unable to meet their debt obligations to the Company.

•

Other losses. The remaining $33 million of the $144 million in total gross loan charge-offs for 2009 not otherwise discussed above, represented losses relating to non-real estate secured consumer loans and other commercial loans, which in most cases, was a result of the borrowers’ inability to meet their debt obligations due to the economic downturn.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

As requested, the specific breakdown of gross loan charge-offs by loan category for 2008 and 2009 is as follows:

(Dollars in thousands)	2009	2008
Commercial loans:
Software	$38,869	$26,702
Hardware	56,328	8,077
Clean Technology	1,933	—
Venture Capital/Private Equity	10,635	—
Life Science	16,853	2,725
Premium Wine	3,107	309
All other sectors	2,149	2,159

Commercial loans	129,874	39,972

Real estate secured loans:
Premium Wine	—	—
Consumer loans	778	72

Real estate secured loans	778	72

Construction loans	96	167
Consumer loans	12,822	7,604

Total gross charge-offs	$143,570	$47,815

(b) The Company will report in future interim and annual filings beginning with its quarterly report on Form 10-Q for the period ending September 30, 2010, more detailed disclosures, similar to those provided in our response to Comment 1(a) above, related to significant fluctuations in gross loan charge-offs, as appropriate.

(c) The Company’s triggers for loan charge-offs are substantially the same for all of its loan products and are set forth in its description of “Uncollectible Loans and Write-offs” under its Summary of Significant Accounting Policies discussion (Financial Statement Note 2) in its annual reports on Form 10-K. (See page 111 of the 2009 10-K.) To enhance the disclosure, the Company will modify in its future annual filings such description in the following manner:

Uncollectible Loans and Write-offs

Our charge-off policy generally applies to all loans, regardless of loan category. Loans are considered for full or partial charge-offs in the event that principal or interest is over 180 days past due, the loan lacks sufficient collateral and it is not in the process of collection. We also consider writing off loans in the event of any of the following circumstances: 1) the loan, or a portion of the loan, is deemed uncollectible due to: a) the borrower’s inability to make recurring payments, b) material changes in the borrower’s assets, c) the sale of all or a portion of the borrower’s business, or d) a combination of the foregoing; 2) the loan has been identified for charge-off by regulatory authorities; or 3) the debt is an overdraft greater than 90 days.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Consolidated Financial Condition

Loans, page 75

2.	We note that your “commercial loans” balance represents approximately 80% of your gross loans balance at each period end. However, we were unable to locate where you disclose a description of this loan type, including the type(s) of loans contained within this category. Please tell us and revise future filings to describe this loan category. Further, please revise your tabular disclosure to present a breakdown of this loan balance by specific loan type (e.g. commercial real estate loans, construction loans, etc.), as applicable.

The Company’s commercial loan products include working capital lines of credit, equipment loans, growth capital loans and capital call lines of credit. It makes commercial loans to a variety of commercial clients in the technology, life science, venture capital/private equity and premium wine industries. The technology clients generally tend to be in the industries of hardware (semiconductors, communications and electronics), software and related services, and clean technology. Life science clients are concentrated in the medical devices and biotechnology sectors. Loans to clients in the venture capital/private equity community are used to facilitate deal flow to and from these venture capital/private equity firms. Loans to the premium wine industry focus on vineyards and wineries that produce grapes and wines of high quality.

The Company will report in future interim and annual filings beginning with its quarterly report on Form 10-Q for the period ending September 30, 2010 the description of commercial loan types as described above. Please refer to Appendix A, attached hereto, for an example of the disclosure that will be included in future filings for the loan descriptions and the detailed tabular loan disclosures prepared with June 30, 2010 and December 31, 2009 information.

3.	We note your disclosures here and on pages 137 and 138 related to your loan balances by category. Please revise future filings to disclose the information contained in the footnotes to your tabular loan disclosure within the table. For example, please revise in future filings to present a breakdown of your “premium wine” loans balance between loans for vineyard development, loans for working capital and equipment term loans, and loans that are secured by real estate. Please present a similar breakdown within your tabular disclosure for all of your loan categories.

As indicated in our response to Comment 2 and Appendix A to this letter, the Company will revise its tabular loan disclosures to present a more detailed breakdown of loans. The Company will also incorporate certain information contained in the footnotes to its tabular loan disclosure within the table, where appropriate.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Unlike commercial loans, premium wine loans consist of loans secured by real estate, such as vineyard or winery development loans. In the past, the Company had detailed its premium wine loan disclosure in a footnote primarily to identify its real-estate secured loans. In response to your comment, the Company has incorporated the details of its premium wine loans in the tabular disclosure by including vineyard and winery development loans in the real estate secured loans category and other non-real estate loans, such as working capital and equipment financing loans, in the commercial loans category.

Please refer to Appendix A, attached hereto, for an example of the information that will be included in future filings for the loan descriptions and the detailed tabular loan disclosures prepared with June 30, 2010 and December 31, 2009 information.

4.	You disclose on page 156 that during the first quarter of 2009, you purchased a credit card portfolio and began processing these credit cards in-house. Please revise your disclosures on page 75 and pages 137-138 to separately quantify the amount of credit card balances outstanding within your loan portfolio.

The Company has included in its Q2 10-Q Report a separate disclosure relating to its outstanding business credit card balances. The Company’s credit card portfolio relates to its business credit card product that is currently offered to only its commercial clients, not consumer clients, and represents less than one percent of its overall loan portfolio of over $4 billion. As such, the outstanding business credit card balances are included in the outstanding commercial loan balances in the Company’s tabular disclosure of its composition of loans (net of unearned income), and are specifically quantified in a new footnote to such tabular disclosure, as follows: (See footnote (i) to the loans table under Note 6 of the Notes to Interim Consolidated Financial Statements (unaudited) of the Q2 10-Q Report on page 15.)

(i) Included within our commercial loans portfolio are business credit card loans to commercial clients. At June 30, 2010 and December 31, 2009, our business credit card loans portfolio totaled $29.5 million and $24.6 million, respectively.

The Company will continue to report in future interim and annual filings its business credit card balances as described above.

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Item 8. Financial Statements

General

5.	In order to promote clear and transparent presentation of your information, please revise future filings to present your available-for-sale securities balance separately from your non-marketable securities balance on the face of your financial statements.

The Company has revised the presentation of its investment securities line item on its consolidated balance sheet as requested. The Company has included separate line items for its available-for-sale securities and non-marketable securities in its interim consolidated balance sheets (unaudited) as of June 30, 2010 and December 31, 2009 contained in its Q2 10-Q Report (attached as Appendix B), and will continue such revised presentation in future financial statements and interim and annual filings, as applicable.

Note 2. Summary of Significant Accounting Policies

Nonaccrual Loans, page 112

6.	Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

The Company largely depends on borrowers’ future cash flows for loan repayment, and has limited collateral dependent loans. The Company will include in its annual report on Form 10-K for the year ending December 31, 2010, and all future annual filings, an additional disclosure on appraisals for its collateral dependent loans. Because this is an accounting policy disclosure, the Company intends to include additional disclosure in the first paragraph of its description of “Nonaccrual Loans” under its Summary of Significant Accounting Policies discussion (Financial Statement Note 2) of its annual reports on Form 10-K, as follows:

Nonaccrual Loans

We typically measure the impairment of a loan based upon the present value of expected future cash flows discounted at the loan’s effective interest rate. In limited circumstances, we may measure impairment based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Impaired collateral dependent loans will have appraisals completed and accepted at least twice each year. The fair value of the collateral will be determined by the

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

current appraisal, as adjusted to reflect a reasonable marketing period for the sale of the asset(s) and an estimate of reasonable selling expenses. A loan is considered impaired when, based upon currently known information, it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the agreement.

* * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 10-K, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Todd Cleary at (650) 849-3421 or at tcleary@wsgr.com. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ TODD CLEARY
Todd Cleary

cc:	Roger Dunbar, Chairman, Audit Committee, SVB Financial Group

Ken Wilcox, President & Chief Executive Officer, SVB Financial Group

Michael Descheneaux, Chief Financial Officer, SVB Financial Group

Kamran Husain, Chief Accounting Officer, SVB Financial Group

Annie Loo, Assistant General Counsel, SVB Financial Group

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Appendix A

APPENDIX A

EXAMPLE OF DESCRIPTION OF LOANS AND RELATED TABULAR DISCLOSURE

Loans and Allowance for Loan Losses

We serve a variety of commercial clients in the technology, life science, venture capital/private equity and premium wine industries. Our technology clients generally tend to be in the industries of hardware (semiconductors, communications and electronics), software and related services, and clean technology. Our life science clients are concentrated in the medical devices and biotechnology sectors. Loans to clients in the venture capital/private equity community are used to facilitate deal flow to and from these venture capital/private equity firms. Loans to the premium wine industry focus on vineyards and wineries that produce grapes and wines of high quality.

In addition to commercial loans, we make loans to targeted high-net-worth individuals through our Private Client Services (“PCS”) business. These products and services include real estate secured home equity lines of credit, which may be used to finance real estate investments and loans for personal residences used to purchase, renovate or refinance personal residences. These products and services also include restricted stock purchase loans and capital call lines of credit. We also provide real estate secured loans to eligible employees through our Employee Home Ownership Program (“EHOP”).

We also provide community development loans, which are low income housing loans made as part of our responsibilities under the Community Reinvestment Act. These loans are construction loans and are primarily secured by real estate.

The composition of loans, net of unearned income of $35.4 million and $34.9 million at June 30, 2010 and December 31, 2009, respectively, is presented in the following table:

(Dollars in thousands)	June 30, 2010	December 31, 2009
Commercial loans:
Software	$1,370,261	$1,381,669
Hardware	491,362	551,545
Clean Technology	94,803	71,550
Venture Capital/Private Equity	789,130	925,330
Life Science	590,936	514,879
Premium Wine	138,445	143,062
All other sectors	160,203	158,666

Commercial loans (1)	3,635,140	3,746,701

Real estate secured loans:
Premium Wine	310,409	298,839
Consumer loans (2)	258,831	241,284

Real estate secured loans	569,240	540,123

Construction loans	59,802	59,926
Consumer loans	186,007	201,344

Total loans, net of unearned income	$4,450,189	$4,548,094

A-1

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

(1)	Included within our commercial loans portfolio are business credit card loans to commercial clients. At June 30, 2010 and December 31, 2009, our business credit card loans portfolio totaled $29.5 million and $24.6 million, respectively.
(2)	Consumer loans secured by real estate at June 30, 2010 and December 31, 2009 were comprised of the following:

(Dollars in thousands)	June 30, 2010	December 31, 2009
Loans for personal residence	$88,912	$64,678
Home equity lines of credit	87,226	90,459
Loans to eligible employees	82,693	86,147

Consumer loans secured by real estate	$258,831	$241,284

A-2

Securities and Exchange Commission

Re: SVB Financial Group

August 13, 2010

Appendix B

APPENDIX B

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(PAGE 3 OF Q2 10-Q REPORT)

(Dollars in thousands, except par value and share data)	June 30, 2010	December 31, 2009
Assets
Cash and due from banks	$4,146,737	$3,454,611
Federal funds sold, securities purchased under agreements to resell and other short-term investment securities	43,606	58,242

Cash and cash equivalents	4,190,343	3,512,853

Available-for-sale securities	5,338,233	3,938,188
Non-marketable securities	616,339	553,531

Investment securities	5,954,572	4,491,719

Loans, net of unearned income	4,450,189	4,548,094
Allowance for loan losses	(71,789)	(72,450)

Net loans	4,378,400	4,475,644

Premises and equipment, net of accumulated depreciation and amortization	38,123	31,736
Accrued interest receivable and other assets	342,548	329,447

Total assets	$14,903,986	$12,841,399

Liabilities and total equity
Liabilities:
Deposits:
Noninterest-bearing demand	$7,206,104	$6,298,988
Negotiable order of withdrawal (NOW)	34,365	53,200
Money market	1,771,999	1,292,215
Money market deposits in foreign offices	59,847	49,722
Time	405,080	332,310
Sweep	2,663,018	2,305,502

Total deposits	12,140,413	10,331,937

Short-term borrowings	44,735	38,755
Other liabilities	222,073	139,947
Long-term debt	869,810	856,650

Total liabilities	13,277,031	11,367,289

Commitments and contingencies (Note 12)

SVBFG stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value, 150,000,000 shares authorized; 41,886,197 shares and 41,338,389 shares outstanding, respectively	42	41
Additional paid-in capital	404,521	389,490
Retained earnings	772,592	732,907
Accumulated other comprehensive income	59,948	5,905

Total SVBFG stockholders’ equity	1,237,103	1,128,343
Noncontrolling interests	389,852	345,767

Total equity	1,626,955	1,474,110

Total liabilities and total equity	$14,903,986	$12,841,399

B-1